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www.slk-law.com

June 22, 2012

VIA EDGAR

Peggy Kim, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Health Care REIT, Inc.

Schedule TO-I filed June 14, 2012

SEC File No. 005-43380

Dear Ms. Kim:

On behalf of Health Care REIT, Inc. (the “Issuer”), we are submitting this letter in response to your letter dated June 21, 2012 sent on behalf of the Securities and Exchange Commission (the “Commission”) concerning the Issuer’s Schedule TO-I filed June 14, 2012 (the “Schedule TO”). The Issuer’s responses to the Commission’s comments are set forth below. For your convenience, your comments are reproduced in bold type and are followed by the Issuer’s response. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Company Notice to Holders of 4.75% Convertible Senior Notes due 2027 filed June 14, 2012 as an exhibit to the Schedule TO.

1. We note the disclosure states that the issuer will redeem all outstanding Notes on July 17, 2012, which is only the second business day after July 13, 2012, the expiration date of the put option tender offer. Please revise or advise us as to how you are complying with Rule 13e-4(f)(6).

Response: For the reasons described below, we respectfully submit that the redemption does not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and should be permitted to proceed in the manner contemplated by the Schedule TO. We note that the Commission has previously granted such relief from application of the tender offer rules, and Rule 13e-4(f)(6) in particular, under similar facts and circumstances. See, e.g., the following no-action letters: Boston Properties Limited Partnership (December 29, 2011); CenterPoint Energy, Inc. (December 21, 2006).

Peggy Kim, Esq.

June 22, 2012

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 noted that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition . . . is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.”1 According to the Proposing Release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.”2 Similarly, the Adopting Release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”

We believe the Issuer’s offer to repurchase the Notes, as required by the Indenture, will not have a significant effect on the trading price of the Notes, and therefore no “cooling off” period is necessary between the expiration of the repurchase offer and the redemption. Specifically:

•

The repurchase and the redemption of the Notes are both being effected pursuant to the Indenture governing the Notes, which fully determines the Repurchase Price and the Redemption Price. The Repurchase Price and the Redemption Price are both equal to the aggregate principal amount of the Notes, plus any accrued and unpaid interest.

•

The trading price of the Notes is based on various factors, including the Conversion Price of the Notes in relation to the trading price of the Issuer’s common stock, the credit rating associated with the Notes and general market conditions. Neither the repurchase nor the redemption will affect the Conversion Price of the Notes, which is determined pursuant to the Indenture. Further, since the terms of the repurchase and redemption are provided in the Indenture, neither the repurchase nor the redemption is expected to have an impact on the trading price of the Issuer’s common stock, the credit rating associated with the Notes or any other factor which could have a foreseeable impact on the trading price of the Notes.

•

Based on the current price of the Issuer’s common stock and the current Conversion Price of the Notes, the Issuer expects that on July 16, 2012 the conversion value of the Notes will exceed the Repurchase Price and the Redemption Price; therefore, the Issuer does not believe that the repurchase or the redemption of the Notes will be viewed by holders of the Notes as economically advantageous.

•

The redemption of the Notes will not have the effect of artificially supporting the market for the Notes in the manner contemplated by the Adopting Release for Rule 13e-4. As noted above, the Repurchase Price and the Redemption Price are substantially equivalent and specified by the Indenture. Accordingly, neither the

[1]	Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).
[2]	Exchange Act Release No. 14234 (Dec. 8, 1977).

Peggy Kim, Esq.

June 22, 2012

repurchase nor the redemption will have the effect of pegging or manipulating the trading price of the Notes such that there is a need for a cooling-off period between the repurchase offer and the redemption.

Finally, we note that, except for the redemption of the Notes within ten business days after expiration of the repurchase offer, the transactions will be made and completed in compliance with Rule 13e-4 and Regulation 14E.

2. In responding to our comment, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In accordance with the staff’s comment, we have attached a written statement from the Issuer acknowledging the foregoing.

If you have any questions regarding the foregoing responses, please do not hesitate to contact me at (419) 321-1313.

Very truly yours,

/s/ Mary Ellen Pisanelli

Mary Ellen Pisanelli

SHUMAKER, LOOP & KENDRICK, LLP

cc:	Scott A. Estes, Health Care REIT, Inc.

Michael A. Crabtree, Health Care REIT, Inc.

Paul D. Nungester, Jr., Health Care REIT, Inc.

Acknowledgment

Pursuant to the staff’s letter dated June 21, 2012 concerning the Schedule TO-I filed June 14, 2012 by Health Care REIT, Inc. (the “Issuer”), the Issuer hereby acknowledges that:

•	the Issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 22, 2012

HEALTH CARE REIT, INC.

By:	/s/ Scott A. Estes
Name:	Scott A. Estes
Title:	Executive Vice President and Chief Financial Officer